CORPORATE

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

21 February 2023

HSBC HOLDINGS PLC
ANNUAL RESULTS 2022
WEBCAST AND CONFERENCE CALL

HSBC will be holding a webcast presentation and conference call today for investors and analysts. The speakers will be Noel Quinn (Group Chief Executive) and Georges Elhedery (Group Chief Financial Officer).

A copy of the presentation to investors and analysts is attached and is also available to view and download at https://www.hsbc.com/investors/results-and-announcements/all-reporting/group.

Please click on the following link to view the presentation: http://www.rns-pdf.londonstockexchange.com/rns/5024Q_1-2023-2-20.pdf

Full details of how to access the conference call appear below and details of how to access the webcast can also be found at www.hsbc.com/investors/results-and-announcements.

Time: 8.30am (London); 4.30pm (Hong Kong); and 3.30am (New York).

Webcast: https://streamstudio.world-television.com/768-1956-35005/en

Conference call access numbers:
Restrictions may exist when accessing freephone/toll-free numbers using a mobile telephone.

Passcode: 9085273
Toll-free
UK	0800 279 3590
US	1 866 297 1588
Hong Kong	800 968 764

Replay access details from 21 February 2023 10:00am GMT - 21 March 2023 10:00am GMT.

Passcode: 6696
Toll-free
UK	0800 376 1135
US	1 866 386 1298
Hong Kong	+852 3018 4143

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 62 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,967bn at 31 December 2022, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 21 February 2023